Exhibit 3(ii)(a)

AMENDMENTS TO LAKE AREA CORN PROCESSORS, LLC’s

OPERATING AGREEMENT

Adopted by the Board of Managers on February 17, 2005

(Underline denotes amendments)

3.9 (a) Class A Members.  Class A Members shall be entitled to vote on all matters coming to a vote of the Class A Members.  Each Class A Member may cast only one vote on each matter brought to a vote of the Class A Members, regardless of the number of Class A capital units owned.  All matters voted upon by the Class A Members shall require the affirmative vote of the majority of the Class A Members voting on the matter at hand, except that the election of individuals serving on the Board of Managers under Section 3.9(b)(iv) shall be determined by a vote of the plurality of the Class A Members voting on the matter at hand.